Exhibit (a)(5)(lxxxx)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ORACLE CORPORATION, a Delaware corporation, and PEPPER ACQUISITION CORP., a Delaware corporation,

Plaintiffs,

v.

PEOPLESOFT, INC, a Delaware corporation, CRAIG A. CONWAY, DAVID A. DUFFIELD, ANEEL BHUSRI, STEVEN D. GOLDBY, A. GEORGE BLATTE, FRANK J. FANZILLI and CYRIL J. YANSOUNI,

Defendants.

) ) ) ) ) ) ) ) ) ) )	C.A. No. 20377 NC

AMENDED COMPLAINT FOR DECLARATORY

AND INJUNCTIVE RELIEF

Plaintiffs Oracle Corporation (“Oracle”) and Pepper Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Oracle, for their complaint against defendants PeopleSoft, Inc. (“PeopleSoft”), Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Battle, Frank J. Fanzilli and Cyril J. Yansouni (“Director Defendants”) allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

Introduction

1. Within hours of Oracle’s announcement that it intended to launch a tender offer for all outstanding shares of PeopleSoft’s common stock, PeopleSoft’s CEO and Director Craig Conway stated that there was “no price” and “no condition” under which the PeopleSoft Board would recommend the offer to its stockholders. True to Conway’s promise, the PeopleSoft

Board has flagrantly disregarded its duty to make a reasonable and good faith investigation of the offer, and has added layer upon layer of defensive measures calculated to prevent the deal’s execution regardless of either the costs of those measures to PeopleSoft’s stockholders or the value of the offer. These measures have been accomplished in part through a flagrant disregard for the directors’ duties to provide adequate and timely disclosure to the company’s stockholders, thus ensuring that no act can be challenged until it has already become a fait-accompli.

2. Since Oracle announced its bid for PeopleSoft, the PeopleSoft Board has refused to redeem or remove the company’s structural defenses, including the Rights Plan and the application of Section 203 of the Delaware General Corporation Law; amended the company’s merger agreement with J.D. Edwards & Company (“J.D. Edwards”) to deny stockholders a vote; offered extensive rebate programs that bind the company only in the event of a change of control; amended the company’s bylaws to increase the stockholder nomination notice requirement; and initiated a stock repurchase program that mitigated the effects of significant stock dispositions made at the same time by key PeopleSoft directors and executives. By contrast, at no point in the five months since the offer was announced has the PeopleSoft Board sought additional information or agreed to negotiate with Oracle.

3. The defensive measures implemented by the PeopleSoft Board have not been without cost to the stockholders to whom they owe a fiduciary duty. On the contrary, they have

a)	caused a waste of corporate assets, by giving away $875 million in cash under the amended merger agreement with J.D. Edwards and an additional potential $807 million under extraordinary customer rebate programs;

b)	infringed on the stockholder franchise, by amending the J.D. Edwards merger agreement to deny stockholders a vote on that transaction, by amending the company’s bylaws to expand the stockholder nomination minimum notice requirement and by instituting a customer rebate program that imposes significant financial penalties should stockholder’s elect an insurgent board; and

c)	exposed the company to significant, potential future litigations and liabilities related to the customer rebate programs, by making ineffectual attempts to amend the contracts unilaterally after they had been signed (thus further jeopardizing the company’s ability to recognize revenue for those contracts), and by combining a right to keep the product with hair-line, ordinary course of business triggers (thus creating a no-cost, high gain incentive for customers to bring suit under a wide range of circumstances, regardless of any actual harm to them).

4. The PeopleSoft Board has succeeded in implementing these defensive measures in part through a campaign of “too little, too late” disclosures that deny stockholders and Oracle any opportunity to object to the measures until after they have already been implemented. This problematic practice is evident in PeopleSoft’s disclosures with respect to the first two customer rebate programs (which were made only after the offers allegedly had expired), the amendment of the company’s merger agreement with J.D. Edwards (which was made after the amendment had been consummated and with only a scant reference to the fact that the amendment revoked PeopleSoft’s stockholders’ right to vote on the deal), and financial reporting made by PeopleSoft since the PeopleSoft/J.D. Edwards merger was consummated (which fails to include basic financial information critical to stockholders’ ability to assess the relative values offered by PeopleSoft’s management’s current plans for an independent company, as compared to Oracle’s tender offer).

5. The striking and desperate combination of defensive measures erected by the PeopleSoft Board can therefore only be considered vastly disproportionate to any reasonably perceived threat to PeopleSoft’s business. PeopleSoft’s executives repeatedly have made clear that the tender offer itself has in no way harmed – and in fact may have helped – PeopleSoft’s business. Furthermore, PeopleSoft’s stockholders have now had over five months to consider the Oracle offer and the PeopleSoft Board has had the same amount of time to pursue other value-enhancing opportunities, such as white knight alternatives, to no avail. PeopleSoft’s poison pill therefore no longer serves any lawful purpose. Likewise, the PeopleSoft Board’s “investigation” and “consideration” of the tender offer can only be deemed wholly inadequate and unreasonable. All the while, they have intentionally withheld – or failed to provide on a timely basis – information that is relevant to stockholders’ own consideration of the Tender Offer, and of the Board’s reaction to it. The PeopleSoft Board has made it clear that its actions have been designed not to force Oracle to increase its offer to ensure that stockholders get the best possible price, but rather to defeat the tender offer “at any price.”

6. As such, in implementing these defensive measures the members of the PeopleSoft Board have breached their fiduciary duties to the stockholders to give adequate consideration to the offer, to reasonably and in good faith investigate the extent to which that offer may pose a legitimate threat to corporate policy, and then to erect only such defensive measures as are proportionate to that threat. The combination of defensive measures erected cannot therefore withstand scrutiny under the well-established standards set forth under Delaware law.

7. Furthermore, given the track record established by the PeopleSoft Board thus far and the blatant disregard they have shown for the interests of the stockholders to whom they are beholden, the current members of that board cannot be trusted to make a good faith determination as to whether Oracle’s offer is in PeopleSoft’s stockholders’ best interests. The Court’s intervention is therefore required to mandate that the PeopleSoft Board revoke the poison pill and application of Delaware’s business combination statute, provide sufficient information to its stockholders and remove all other obstacles to allowing the stockholders to decide for themselves whether it is Oracle’s bid or PeopleSoft’s current management that offers the best value.

Summary of this Action

8. This action seeks redress for the egregious and continuing breaches of fiduciary duty by the members of the board of directors of PeopleSoft (the “PeopleSoft Board”) in taking aggressive steps to thwart, and refusing to give due consideration to, a bona fide, fully financed, non-coercive, non-discriminatory, all-cash tender offer for all the outstanding shares of PeopleSoft common stock that was formally initiated by Purchaser on June 9, 2003 (the “Tender Offer”).

9. On June 6, 2003, Oracle announced an offer under which PeopleSoft’s stockholders whose shares were purchased by Purchaser in the Tender Offer would have received $16.00 per share in cash (the “Original Offer”), representing a 6% premium above the average closing price of PeopleSoft’s stock on the Nasdaq National Market on June 5, 2003, the last full trading day before the first public announcement of the commencement of the Tender Offer.

10. On June 18, 2003, Oracle announced that it had increased its Tender Offer to $19.50 per share in cash (the “Revised Offer”), representing a 29% premium above the average closing price of PeopleSoft’s stock on the Nasdaq National Market on June 5, 2003. Oracle has extended this offer four times (until July 18, 2003 on July 3, 2003; until September 19, 2003 on August 8, 2003, until October 17, 2003 on September 4, 2003; and until December 31, 2003 on October 10, 2003).

11. The immediate reaction of PeopleSoft’s management to the Original Offer was telling. On June 6, 2003, the day that Oracle announced its intention to make the Original Offer, PeopleSoft’s President and Chief Executive Officer Craig A. Conway (“Conway”), who is also a director of the corporation, was quoted in a news article as stating “[t]here is no condition that I can even remotely imagine where PeopleSoft would be sold to Oracle.” On June 7, 2003, Conway was further quoted as saying, “I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders.”

12. The PeopleSoft Board had a responsibility to act in good faith and make a reasonable investigation of the offer but failed to discharge that fundamental duty. True to Conway’s shocking initial reaction, the PeopleSoft Board has engaged in a pattern of behavior that can only be characterized as entrenchment in the face of the Tender Offer. Thus, PeopleSoft has refused to respond to Oracle’s invitation to discuss either the Original Offer or the Revised Offer; has never asked Oracle for further information regarding the Tender Offer; has summarily rejected each of the Original Offer and the Revised Offer in Schedule 14D-9 filings that were issued only days after each of the Offers was initiated (and long before such a response was due); has refused to redeem PeopleSoft’s “poison pill” or to exempt the Tender Offer from the operation of 8 Del. C. § 203; has told its customers that if the Tender Offer – or nearly any other change in control of the company—is consummated and certain other events occur with regard to PeopleSoft’s products, PeopleSoft will pay them two to five times their money back; has initiated a stock repurchase program; has amended its preexisting merger agreement with J.D. Edwards in order to deprive PeopleSoft’s public stockholders (who would be the prime beneficiaries of the Tender Offer) of the opportunity to vote on the proposed J.D. Edwards transaction and to deplete PeopleSoft’s cash reserves in an effort to further deter the Tender Offer; and has amended the PeopleSoft bylaws to increase the minimum advance notice required for stockholder nominations to the PeopleSoft Board from no less than 20 to no less than 120 days. Meanwhile, public statements made by PeopleSoft indicate that these defensive measures were not implemented in response to any legitimate threat, as the tender offer has only helped PeopleSoft’s business. At the same time, PeopleSoft has egregiously failed to provide adequate disclosures to stockholders, thus guaranteeing that neither the stockholders nor Oracle could act to prevent these actions until after they had been completed and withholding from stockholders information that is necessary for them to assess the relative value offered by the Tender Offer.

13. This action seeks declaratory and injunctive relief requiring PeopleSoft to dismantle its takeover defenses (including its “poison pill” and the unprecedented customer rebate programs) and enjoining PeopleSoft from taking further action to thwart the stockholder franchise or to frustrate the Tender Offer.

14. The Tender Offer is the initial step in a proposed all cash, all shares two-step transaction under which Purchaser would acquire all of the outstanding shares of PeopleSoft common stock. If successful, the Tender Offer will be followed by a merger with Purchaser or another direct or indirect subsidiary of Oracle (the “Proposed Merger,” and together with the Tender Offer, the “Proposed Acquisition”). Pursuant to the Proposed Merger, it currently is anticipated that each then-outstanding share of PeopleSoft (other than shares owned by Oracle or any of its subsidiaries or shares held in the treasury of PeopleSoft) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

15. Just prior to the initiation of the Tender Offer, on or about June 1, 2003, PeopleSoft entered into an Agreement and Plan of Merger with J.D. Edwards and Jersey Acquisition Corp. (the “J.D. Edwards Merger Agreement”). Pursuant to that agreement, PeopleSoft was to acquire J.D. Edwards in a stock-for-stock merger in which J.D. Edwards stockholders would receive 0.860 shares of PeopleSoft common stock for each share of J.D. Edwards common stock that they own. Because of the significant number of PeopleSoft shares that would be required to be issued under the J.D. Edwards Merger Agreement, PeopleSoft reported that it would be required under the applicable stock exchange rules to obtain the affirmative vote of PeopleSoft’s stockholders in order to proceed with the transaction.

16. In a reversal that was motivated by a desire to thwart the Tender Offer and preserve the positions of management and the PeopleSoft directors, however, on June 16, 2003, PeopleSoft and J.D. Edwards announced that they had entered into an amended merger agreement (the “Amended J.D. Edwards Merger Agreement”) that eliminated the need to obtain approval for the transaction from PeopleSoft’s stockholders and resulted in the expenditure by PeopleSoft of an additional $863 million in cash in order to consummate the transaction. The Amended J.D. Edwards Merger Agreement constituted a draconian and unreasonable defensive measure that was adopted by the PeopleSoft Board, in breach of the directors’ duties of loyalty, care and good faith in order to preclude PeopleSoft’s stockholders from choosing the Tender Offer (or any other potential acquisition) in place of the merger with J.D. Edwards. By amending the J.D. Edwards Merger Agreement to preclude a vote by PeopleSoft’s stockholders, PeopleSoft was able to consummate its merger with J.D. Edwards on July 18, 2003.

17. PeopleSoft has further initiated at least three unprecedented rebate programs, referred to by PeopleSoft as Customer Assurance Programs, (collectively, the “CAP Offers”) that promise to provide some of its customers with between two and five times their money back in the event that any one of a number of corporate transactions – including the Tender Offer and the Proposed Acquisition – are successful. In one of these programs, PeopleSoft went so far as to impose significant penalties in connection with the election of a majority of directors not supported by the current PeopleSoft Board, regardless of whether the new directors are put forth by an acquirer or by PeopleSoft’s stockholders. These programs represent a breach of the Director Defendants’ fiduciary duties and have the effect of significantly reducing the compensation to be paid to PeopleSoft’s stockholders and potentially making any acquisition – by Oracle or any other acquirer – prohibitive. These programs also threaten to waste the assets of PeopleSoft and, thereby, to dissuade Oracle from pursuing the Proposed Acquisition or PeopleSoft’s stockholders from electing a new board.

18. PeopleSoft also has initiated a stock repurchase program that threatens to waste as much as $350 million in PeopleSoft’s assets in an effort to entrench the current PeopleSoft directors. This program seeks to further frustrate the Tender Offer, the Proposed Acquisition and any impending proxy contest.

19. In addition, approximately one month after press reports indicated that Oracle was drawing up plans to nominate new directors to PeopleSoft’s board, the PeopleSoft Board adopted an amendment to its bylaws that changed the minimum advanced notice requirement for stockholder nominations to the PeopleSoft board from no less than 20 to no less than 120 days before the date of the next stockholder meeting. This bylaw amendment is intended to protect the incumbent PeopleSoft Board and, once again, to interfere with the Tender Offer, the Proposed Acquisition and any impending proxy contest.

20. The Tender Offer is conditioned upon, among other things, (i) the redemption or inapplicability of the Rights Plan; (ii) the exemption of the Tender Offer from Section 203; and (iii) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of PeopleSoft shares which, when combined with the PeopleSoft shares owned by Oracle, Purchaser and their affiliates, represent a majority of the outstanding PeopleSoft shares on a fully diluted basis.

21. By taking action to trigger these conditions and/or failing to take action to satisfy the conditions to the Tender Offer, the individual members of the PeopleSoft Board have breached their fiduciary duties owed to PeopleSoft’s stockholders under Delaware law. PeopleSoft’s stockholders, including Oracle, will be irreparably harmed absent relief from this Court.

The Parties

22. Plaintiff Oracle is a Delaware corporation with its principal executive offices in Redwood City, California. Oracle develops, manufactures, markets and distributes computer software that helps its customers manage and grow their businesses and manage their operations. Most of Oracle’s software products can be categorized into two broad areas: database technology software and applications software. Oracle’s database software products are highly sophisticated information management programs that allow users to store, retrieve, manage and use their business data. Oracle’s applications software can be accessed with standard web browsers and can be used to automate business processes and to provide business intelligence for a company’s marketing, sales, order management, procurement, supply chain, manufacturing, service and human resources functions. In addition to computer software products, Oracle offers a range of consulting, education, support and other services. For customers who choose not to install its applications on their own hardware, Oracle also offers outsourcing services that permit web browser access to Oracle’s database technology and software applications hosted at sites that Oracle operates or manages.

23. Oracle is both a holder of record and a beneficial owner of PeopleSoft common stock.

24. Plaintiff Purchaser is a newly incorporated Delaware corporation and a wholly owned subsidiary of Oracle with its principal executive offices in Redwood City, California. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.

25. Defendant PeopleSoft is a Delaware corporation with its principal executive offices in Pleasanton, California. According to its most recent Form 10-K, PeopleSoft “designs, develops, markets and supports a family of enterprise application software products for use throughout large and medium sized organizations worldwide [PeopleSoft] provides enterprise application software for customer relationship management, human capital management, financial management and supply chain management, along with a range of industry-specific products. Within each of [PeopleSoft] application suites, [PeopleSoft] offers embedded analytics and portal applications. In addition, [PeopleSoft] offers a suite of products for application integration and analytic capability, including portal applications, an integration broker and enterprise warehouse products In addition to enterprise application software, [PeopleSoft] offers a variety of consulting and training services to its customers focused on implementing, optimizing and upgrading its software.”

26. Defendant Conway is the President, Chief Executive Officer (“CEO”) and a director of PeopleSoft. According to PeopleSoft’s Schedule 14D-9 filed June 12, 2003, prior to June 6, 2003, the date Oracle announced its intent to commence a tender offer, the Compensation Committee of the Board of Directors of PeopleSoft approved amendments to Conway’s employment agreement to increase the severance payments to two years’ base salary plus target bonus and to provide for the following accelerated vesting of options and restricted stock: (i) immediate vesting of all unvested options and restricted stock upon a change of control of PeopleSoft and (ii) two years’ service credit upon termination of employment without cause or voluntary termination with good reason.

27. Defendants David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Battle, Frank J. Fanzilli and Cyril J. Yansouni are directors of PeopleSoft. The Director Defendants, as directors of PeopleSoft, owe fiduciary duties of loyalty, care and good faith to PeopleSoft’s stockholders.

FACTUAL BACKGROUND

I.	The PeopleSoft Rights Plan

28. On or about February 15, 1995, the PeopleSoft Board approved the adoption of the Rights Plan and declared a dividend of one preferred share purchase right (a “Right”) for each share of PeopleSoft common stock outstanding as of the close of business on February 27, 1995. The Rights Plan was amended in 1997. The Rights are distributed and become exercisable for one one-thousandth share of PeopleSoft’s Series A Participating Preferred Stock (the “Series A Preferred”) at a price of $190 on the close of business ten days after the earlier of (i) the first date of public announcement that any person (other than PeopleSoft, any subsidiary of PeopleSoft or any employee benefit plan of PeopleSoft or any subsidiary of PeopleSoft) has acquired or obtained the right to acquire beneficial ownership of 20% or more of PeopleSoft’s common stock (an “Acquiring Person”), or (ii) the publication pursuant to Rule 14-d2(a) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) of a tender or exchange offer which, if successful, would result in the beneficial acquisition by any person of 20% or more of PeopleSoft’s common stock (the earlier of (i) and (ii) being referred to as the “Distribution Date”). The Rights expire on February 15, 2005, unless earlier redeemed or exchanged by PeopleSoft.

29. The primary purpose of the Rights Plan is not to enable the purchase of the Series A Preferred at the greatly inflated price of $190 for each one-thousandth share, but to allow the holder of the Right, under certain circumstances, to purchase shares of PeopleSoft’s or an acquiror’s common stock at a deep discount. If and when a person becomes an Acquiring Person, all Rights other than those held by the Acquiring Person “flip-in” and each right becomes exercisable for shares of PeopleSoft common stock equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $190, the holder of a Right may purchase PeopleSoft common stock having a market value of $380. If and when PeopleSoft engages in a merger or a sale of 50% or more of its assets, the Rights “flip-over” and become exercisable for shares of the acquiror’s common stock at the same deep discount price of two for the price of one. Thus, stockholders have no economic incentive to exercise the Rights until a person triggers the “flip-in” and/or “flip-over” provisions by becoming an Acquiring Person.

30. The PeopleSoft Board may redeem the Rights, at a redemption price of $.01 per Right, any time prior to the close of business on the earlier of (i) the tenth day following the date of public announcement of the fact that an Acquiring Person has become such, or (ii) February 15, 2005.

31. Purchaser’s acceptance of shares tendered pursuant to its Tender Offer will result in it becoming an Acquiring Person, will make the Rights exercisable for shares of PeopleSoft’s common stock at a discount of 50% of their market value, will make the Tender Offer economically infeasible for Purchaser to accomplish, and will deprive PeopleSoft’s stockholders of the ability to tender their shares unless the PeopleSoft Board redeems the Rights or otherwise amends the Rights Plan to render it inapplicable to the Tender Offer.

32. PeopleSoft’s poison pill currently serves no lawful purpose. In the six months since Oracle announced its Tender Offer, there has been abundant coverage and analysis of the deal in both public filings and financial and industry press. To the extent that relevant information has not yet been provided to stockholders, it is because the PeopleSoft Board has itself withheld such information. PeopleSoft’s stockholders have therefore had ample opportunity to consider the offer put forth by Oracle. The PeopleSoft Board has likewise had five months to consider or pursue alternative value propositions, such as a white knight transaction, and has failed to do so. The PeopleSoft Board should therefore be required to revoke its poison pill and provide its stockholders with an opportunity to decide for themselves whether to accept Oracle’s offer.

II.	The Delaware Business Combination Statute

33. Section 203 of the Delaware General Corporation Law, entitled “Business Combinations with Interested Stockholders,” applies to any Delaware corporation that has not opted out of the statute’s coverage. PeopleSoft has not opted out of the statute’s coverage.

34. Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder”), such interested stockholder may not engage in a “business combination” with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66?% of the outstanding voting stock which is not owned by the interested stockholder.

35. Application of Section 203 to the Proposed Acquisition will potentially delay the Proposed Merger for at least three years. Accordingly, three years of the substantial benefits of the Proposed Acquisition will be forever lost. Additionally, any number of events could occur within those three years that would prevent the Proposed Merger altogether. Furthermore, a significant amount of time has already elapsed since Oracle announced the Tender Offer, providing ample opportunity for stockholders to evaluate for themselves whether the offer is inadequate or coercive.

III.	Defendants’ Responses to the Proposed Acquisition

A. Conway Prejudges The Tender Offer

36. Despite the clear-cut and significant economic benefits of the Tender Offer, PeopleSoft’s President and CEO, defendant Conway, stated his position that any offer from Oracle–regardless of price–would be unacceptable within hours of the announcement of the Tender Offer and apparently before any consultation with the PeopleSoft Board. Indeed, on June 7, 2003, Conway was quoted in a news article as saying, “I could imagine no price or combination of price and other conditions to recommend accepting the offer to our shareholders.” According to another newspaper report, when Conway was asked whether he would consider entering into a transaction if Oracle raised its offering price, Conway replied: “If I said, I’ll give you $10 for your dog and then I’ll shoot it, what would you do? Would it make any difference if I offered you $20?” Conway was also quoted as saying that he thought the PeopleSoft Board would only need “a short board call” to consider the Tender Offer.

B. The Director Defendants Act To Entrench Themselves In Office

37. Conway’s prediction of a “short board call” to consider the Original Offer of $16 per share was accurate. Following his precipitous statements, the Director Defendants have followed Conway’s lead and, despite the many benefits to PeopleSoft’s stockholders it would provide, have summarily rejected the Tender Offer and, in flagrant breach of their fiduciary duties to PeopleSoft’s stockholders, have initiated an array of defensive tactics designed to thwart Oracle or any other potential acquiror.

38. When the Tender Offer was announced, Plaintiffs offered to begin a dialogue with the PeopleSoft Board for the purpose of discussing the Tender Offer. As noted above, Oracle’s invitation was met by the Director Defendants with silence, and only days later a flat rejection of the Tender Offer.

39. On June 12, 2003, PeopleSoft announced that its board had unanimously rejected the Tender Offer and would not recommend the Tender Offer to its stockholders. A Schedule 14D-9 reporting this recommendation was filed shortly thereafter. The Director Defendants reached this significant decision only days after the Tender Offer was commenced, over a week before any recommendation to stockholders was required under the federal securities laws, and without even attempting to meet with Oracle or Purchaser to discuss the Tender Offer or the Proposed Acquisition.

40. The PeopleSoft Board gave no more consideration to the Revised Offer of $19.50 per share made on June 18, 2003, which it rejected the very next day. Again, the PeopleSoft Board refused Oracle’s request to meet to negotiate the offer and did not request any further information with respect to the bid. PeopleSoft announced the board’s decision to reject the Revised Offer in a 14-D9/A filing on June 20, 2003.

PeopleSoft And J.D. Edwards Conspire To Thwart The Tender Offer

41. The reason for the hasty rejection of the Original Offer soon became apparent. On June 16, 2003, PeopleSoft and J.D. Edwards announced that they had altered the terms of their prior agreement and had entered into the Amended J.D. Edwards Merger Agreement. While the original merger agreement with J.D. Edwards had contemplated a stock-for-stock merger that would require approval by PeopleSoft’s stockholders, the amended agreement provided for consideration from PeopleSoft in the form of $863 million in cash (and less common stock) in addition to shares of newly issued PeopleSoft common stock. Each J.D. Edwards stockholder had the right to elect to receive either cash or PeopleSoft common stock in the transaction, subject to proration. The Director Defendants and J.D. Edwards approved this negative adjustment to the merger agreement for the primary purpose of thwarting the Tender Offer. This reaction by the Director Defendants was an unreasonable response to the

Tender Offer. The rationale behind entering into the Amended J.D. Edwards Merger Agreement was to eliminate the need for a vote of PeopleSoft’s stockholders, spend cash that would otherwise be held by PeopleSoft and, thereby, thwart any potential acquirors.

42. PeopleSoft’s announcement on June 16, 2003 that it had entered into the Amended J.D. Edwards Merger Agreement failed to inform its stockholders of the true rationale for the amendment – elimination of the vote of PeopleSoft’s stockholders. It was not until the following day that the amended agreement was made available to PeopleSoft’s stockholders and, even then, the fact that PeopleSoft’s stockholder vote was eliminated was not announced but rather was buried in an SEC filing.

43. By so changing the terms of the proposed transaction, even if the Tender Offer is accepted, the Director Defendants denied PeopleSoft’s stockholders any voice in the planned acquisition of J.D. Edwards. PeopleSoft consummated the J.D. Edwards merger on July 18, 2003.

44. By approving the Amended J.D. Edwards Merger Agreement, the Director Defendants breached their fiduciary obligation to act in the best interests of PeopleSoft’s stockholders. Furthermore, the Amended J.D. Edwards Merger Agreement constituted an inappropriate defensive measure designed to preclude Plaintiffs from successfully consummating a merger with PeopleSoft.

PeopleSoft’s Concealment of the Company’s True Financial Performance

45. Moreover, now that the merger with J.D. Edwards has closed, PeopleSoft has intentionally denied stockholders the financial information necessary to assess PeopleSoft’s management’s assertions with respect to the long-term value of PeopleSoft independent of Oracle and under the current management, relative to the value offered by Oracle’s current per share bid. In order to make that assessment, it is relevant to compare the company’s financial performance quarter-over-quarter and year-over-year. Because the newly-combined PeopleSoft has only existed since July 17, 2003, the only way for PeopleSoft’s stockholders to do so for the period ending September 30, 2003 would be by comparing the relevant financial metrics in that period – including both costs and revenues – with those of each of the pre-merger companies (PeopleSoft and J.D. Edwards), independently of one another. PeopleSoft concedes that this information is material to stockholders given that it has disclosed the extent to which increases in the combined company’s operating costs for the period ending September 30, 2003 are attributable to the merger with J.D. Edwards. Notes to the Consolidated Financial Statements (“Notes”) in PeopleSoft’s 10-Q for the period ending September 30, 2003 (the “Q3 2003 10-Q”). For example, the Notes to the Q3 2003 10-Q explain that “the increase in the cost of license fees for the nine months ended September 20, 2003 is primarily a result of amortization of capitalized software related to the J.D. Edwards acquisition in the amount of $8.7 million, $2.8 [sic] due to the inclusion of J.D. Edwards subsequent to its acquisition in July 2003” Notes to Q3 2003 10-Q (emphasis added).

46. However, PeopleSoft’s disclosures fail to provide the parallel information with respect to the revenue contributions attributable to J.D. Edwards. For example, the Notes to the Q3 2003 10-Q disclose that the “decrease in license revenue” over the nine month period ending September 30, 2003 as compared to the same period last year was “partially offset by an increase in license fees due to the acquisition of J.D. Edwards in July 2003,” thus concealing the actual amount of the decrease over that period in license revenues for the pre-merger PeopleSoft products. Similarly, the Notes to the Q3 2003 10-Q disclose that “the $56.4 million increase in professional services revenue is primarily attributable to the acquisition of J.D. Edwards in July 2003,” without quantifying the actual amount of either company’s professional services revenues. Notes to Q3 2003 10-Q (emphasis added).

47. PeopleSoft’s disclosures thus are calculated to provide stockholders with information where that information paints a positive picture for PeopleSoft’s management (by encouraging stockholders to discount J.D. Edwards’ contributions to the company’s increased costs relative to prior periods), but not where that information reveals weaknesses in the current business.

48. These failures to provide adequate and accurate disclosures are of far more than merely academic import, as the information concealed is critical to stockholders’ determination of the value of PeopleSoft following the J.D. Edwards merger. Furthermore, the PeopleSoft Board pointed specifically to the “financial performance and significant future opportunities, including the value expected to be created through the acquisition of J.D. Edwards & Company” as justification for its recommendation to stockholders that the Tender Offer should be rejected. Amendment No. 3 to PeopleSoft’s 14D-9, filed on June 20, 2003 (“Amendment No. 3”). Thus, this information is also critical to understanding whether the PeopleSoft Board’s actions are in fact based on properly reasoned, economic evaluations rather than on their own desires to entrench themselves in office.

PeopleSoft’s Customer Rebate Programs

49. On July 3, 2003, PeopleSoft announced that it had implemented a “Customer Assurance Program” (the “Original CAP”) under which it had already made promises totaling, as of June 30, 2003, $354 million in customer refunds. Amendment No. 4 to PeopleSoft’s 14D-9, filed on July 3, 2003 (“Amendment No. 4”). On August 14, 2003, PeopleSoft announced that the total potential liability under the program for deals closed as of June 30, 2003 was in fact $391 million, and by October 23, 2003 this figure had reached $394 million. PeopleSoft’s 10-Q for the period ending June 30, 2003 (“Q2 2003 10-Q”); Transcript of Q3 2003 earnings conference call, October 23, 2003, (“Q3 2003 Transcript”), filed as Exhibit (a)(55) to Amendment No. 9 to PeopleSoft’s 14D-9, filed on October 27, 2003 (“Amendment No. 9”). Under the Original CAP, customers are entitled to receive between two and five times the value of their contract with PeopleSoft should PeopleSoft be acquired within one year and should the acquiring company, within two years thereafter, (a) reduce the level of support services, (b) stop licensing the products to new customers, or (c) cease providing new releases or upgrades. Oracle has publicly stated that it intends to fully support PeopleSoft’s products, and in fact it has committed to doing so for a period of 10 years. Upon information and belief, PeopleSoft has never offered to refund its customers’ fees – let alone multiply them – should it cease providing new releases or discontinue sales of a given product to new customers.

50. Under the Original CAP, no further board action or approval is required for customers to collect their promised refunds. The measure cannot be revoked by either the current or any future PeopleSoft Board. PeopleSoft announced the Original CAP two days after the offer’s expiration date of June 30, 2003, although management stated that it could extend the offer. PeopleSoft never publicly announced that it had decided to extend the Original CAP, other than through a statement buried in the Q2 2003 10-Q that “the Company intends to continue [the offer] for an indefinite period of time.”

51. On October 27, 2003, PeopleSoft again announced that it had offered a customer rebate program (the “Revised CAP”), this time ten days after the offer had expired on October 17, 2003. Amendment No. 9. PeopleSoft’s management disclosed that the total potential liabilities under the two programs as of September 30, 2003 had reached over $800 million, although PeopleSoft did not disclose at that time how much of that amount had been committed under the Revised CAP as opposed to the Original CAP. This excessive cost represents nearly half of the company’s current cash on hand of $1.6 billion as of September 30, 2003, as reported in a form 8-K filing made by PeopleSoft on October 24, 2003.

52. After PeopleSoft’s stockholders and Oracle had filed a motion for a preliminary injunction to enjoin the Revised CAP, PeopleSoft disclosed on November 17, 2003 that $155.9 million had been committed under the Revised CAP as of September 30, 2003, although minor variations on the provision had been included in an undisclosed number of deals after September 30, 2003, including “no more than twenty” deals signed after the offer had “expired” on October 17, 2003. Amendment 11 to PeopleSoft’s 14D-9, filed on November 17, 2003 (“Amendment No. 11”). PeopleSoft has yet to disclose the value committed under these later contracts.

53. Significantly, in all its forms, the Revised CAP, like the Original CAP, is not redeemable. Equally significant, the terms of the Revised CAP are far more over-reaching than are those of the Original CAP in terms of the ranges of both corporate transactions and business decisions that trigger the refund provisions.

54. As with the Original CAP, the rebates under the Revised CAP are triggered only if there is a change of control event (the “Change of Control Triggers”) and thereafter the new board takes certain business actions (the “Business Triggers”). Under the Revised CAP, the Change of Control Triggers have been extended to reach nearly every possible transaction, including friendly transactions, resulting in a change in control of PeopleSoft, for a period of two years (up from the one-year period in the Original CAP). Affected transactions under the Revised CAP include any asset sale, tender offer or merger in which PeopleSoft’s stockholders end up with less than 55% of the resulting company’s stock. Disturbingly, the election, over a two-year period, of a majority of new directors who are not approved by a majority of “Incumbent Directors” is also covered by the Revised CAP. PeopleSoft’s directors therefore imposed a significant, unredeemable penalty on any transaction breaking the reins of their control. This includes any exercise by stockholders of their franchise to replace the current PeopleSoft Board with directors focused on stockholder value rather than their own entrenchment. Furthermore, because the payment obligation can be triggered without a change in ownership of the company, this provision raises serious questions as to PeopleSoft’s ability to recognize the revenue under contracts containing the Revised CAP until the customers’ rebate rights expire.

55. The Business Triggers under the Revised CAP also include provisions so broad and commercially unreasonable that no board could be assured that the day-to-day exercise of their responsibility to manage the business and affairs of the company would not trigger them. It is telling that the PeopleSoft Board has attempted to impose these restrictions – which significantly exceed PeopleSoft’s existing customer support commitments – on its future directors but has at no point committed itself to be bound by them. Nor could it make such a commitment without abdicating its responsibility to manage the business and affairs of the company. The Business Triggers under the Revised CAP include (but are not limited to):

a. provisions penalizing the company for events that are often driven not by business decisions but by the uncertainties inherent in developing complex technical products and for which there may be no corresponding harm to customers, such as any delays (no matter how short) in product releases, or any reduction (no matter how small) in the extent or quality of updates and new releases or changes in the level of inter-operability with third party software from one release to the next; and

b. provisions that penalize the company for recognizing operating synergies of the combined entity and unrealistically and irresponsibly fail to leave the company room to respond to an ever-changing competitive environment, economic cycles, and customer demands for new product development, such as by locking the company into its current level of research and development spending for the existing product line.

56. The penalties imposed under the Revised CAP are disproportionate to any harm customers may suffer should any of these triggering events occur.

57. On November 17, 2003, in response to the stockholder plaintiffs’ and Oracle’s motions for a preliminary injunction, the PeopleSoft Board made a desperate attempt to “back peddle” away from its earlier commitments under the Revised CAP. Apparently recognizing that the Revised CAP’s board composition Change of Control Trigger illegitimately burdened the shareholder franchise and had further jeopardized PeopleSoft’s ability to recognize revenue under any of the contracts containing the Revised CAP, PeopleSoft made a transparent attempt to rewrite these contracts. “After the… contracts were signed,” PeopleSoft sent each customer a letter “clarifying” that the board composition trigger applies only if PeopleSoft is “acquired after the change in the Board.” Amendment No. 11.

58. This “clarification” is in fact a significant substantive change to the terms of PeopleSoft’s customer contracts. As such, it indicates that the terms of the arrangement may not have been finalized before the end of the quarter, as would be required under SAB 101 and SOP 97-2 to recognize the revenue in that quarter. Thus, these after the fact “clarifications” further call into question whether PeopleSoft can recognize the revenue under the contracts containing the terms of the Revised CAP. The PeopleSoft Board has breached its fiduciary duty of care by both initiating and then later attempting to retract the Revised CAP, exposing the company to significant potential liabilities related to stockholder lawsuits in the event that PeopleSoft is required to restate these revenues.

59. In addition to its “clarifications” of the Revised CAP terms, PeopleSoft also announced on November 17, 2003 that it had in fact offered its customers not – as it had previously announced – two CAP Offers, but in fact something in the neighborhood of four offers. These include the Original CAP and three variations on the Revised CAP – none of which is in fact identical to the terms originally announced on October 27, 2003. See Amendment No. 11 and Exhibits (e)(6)(i) and (e)(8) thereto. Some of these variations include within the board composition Change of Control Trigger the new clause “and PeopleSoft is acquired.” Amendment No. 11 and Exhibit (e)(8) to Amendment No. 11. It is unclear whether such an acquisition must occur within two, four, or some indeterminate number of years following the contracts’ close. The net result of these inconsistent and ever-changing disclosures is that it is impossible to ascertain, with respect to any given Change of Control or Business Trigger, the associated economic impact.

60. On November 17, 2003, the PeopleSoft Board voted to once again extend the CAP Offers, this time until December 31, 2003. Amendment No. 12 to PeopleSoft’s 14D-9, filed November 19, 2003 (“Amendment No. 12”). The following day, the PeopleSoft Board approved yet another CAP Offer (the “Second Revised CAP”). Amendment No. 12. Consistent with the earlier CAP Offers, the PeopleSoft Board does not have the power to revoke, or exempt certain deals from application of, the Second Revised CAP. Thus, the terms apply regardless of whether the deal is a “friendly” or a “hostile” one, and regardless of the value proposition for stockholders.

61. PeopleSoft claims that the Second Revised CAP is in fact substantially the same as the Original CAP. See, e.g., CNET News—PeopleSoft CEO: Oracle’s Stalling, November 26, 2003. In reality, the terms of the Second Revised CAP are a hybrid of the Original and Revised CAPs, but bear more similarity to the latter. The Second Revised CAP includes all of the Change of Control Triggers of the Revised CAP other than the board composition provision, including any transaction which results in PeopleSoft’s stockholders owning less than 55% of the new entity. Similarly, the Change of Control Triggers for the Revised CAP are in effect for a period of two years instead of the original one year, and the Business Triggers apply for four years rather than two. Exhibit (e)(10) to Amendment No. 12.

62. In addition, the Second Revised CAP contains Business Triggers substantially similar to each of the Business Triggers under the Revised CAP, other than the requirements relating to the company’s budgets for research and development and for support services. The Second Revised CAP’s Business Triggers include a discontinuation of “Updates” by the acquirer, where “Updates” are defined as being “…substantially similar in frequency and quality of updates that PeopleSoft delivered for the Software Modules in the most recent major release cycle completed prior to the Acquisition.” Exhibit (e)(10) to Amendment No. 9 (emphasis added).

63. This provision is troubling in two respects. First, it is unclear whether the “quality” of updates refers, for example, to the scope or to the efficacy of a given “update.” A “major release cycle” is equally ill-defined. The concept is further complicated by the fact that Oracle’s proposed acquisition would come at a time when PeopleSoft is still in the process of integrating its products with those of J.D. Edwards. Depending on factors wholly within PeopleSoft’s control, product updates in the “major release cycle” (however that is defined) completed immediately prior to Oracle’s acquisition may be significantly broader in scope or different in frequency than would normally be expected on account of the company’s efforts to improve the two product families’ interoperability. Furthermore, even if PeopleSoft clarifies what it means by these terms, it is likely that some number of PeopleSoft’s customers, or successors or assigns thereof, will nonetheless bring suits to challenge the interpretation.

64. Second, as was the case with the Revised CAP, it is troubling that PeopleSoft has included the “frequency” of updates as a trigger for the penalty payments. Updates in the software industry are not like the automobile industry, where a new model can be expected every September. Rather, software updates are issued in response to any number of unpredictable factors outside of the developer’s control, including new releases of third party software products with which the company’s products operate, newly discovered security breaches and feature updates to keep pace with a competitor’s newest products. There is, in other words, no set schedule on which one would expect a new release to take place. Even if there were such a schedule, delays in release dates are a fact of life in the software industry.

65. For these reasons, the frequency of updates that was appropriate in one major release cycle bears no relation to the frequency of updates that will be appropriate in the next.

Nor could such timing provide any indication of whether customers will legitimately need new product updates to meet their actual business needs more or less frequently than was previously the case. The PeopleSoft Board has therefore tied significant financial penalties to a wholly arbitrary metric – one that bears no relation to whether customers will in fact suffer any ill consequences. The only apparent purpose for including such a provision is therefore to deter potential acquirers, including Oracle.

66. PeopleSoft has claimed that the CAP Offers were necessary to protect its business. However, at the same time that PeopleSoft devised and implemented the Revised CAP and the Second Revised CAP, PeopleSoft was reporting better than expected quarterly results for each of the second and third quarters of 2003. See, e.g., Q2 2003 Transcript; Q3 2003 Transcript. Furthermore, PeopleSoft’s CEO, Craig Conway, has repeatedly publicly admitted that PeopleSoft’s customer relations have not been harmed by Oracle’s Tender Offer. Rather, in Conway’s words, “[t]he actual impact [of the Tender Offer] has been remarkably beneficial for PeopleSoft.” Reuters, Interview – PeopleSoft Sees Silver Lining in Oracle Bid, Sept. 16, 2003, at 1.

67. Similarly, on September 4, 2003, Craig Conway stated, “[t]he last remaining customers whose business decisions were being delayed have actually completed their sales and completed their orders.” CCBN StreetEvents Conference Call Transcript, PSFT—PeopleSoft Analyst Day, September 4, 2003. Perhaps recognizing that this statement undermined PeopleSoft’s arguments before this Court, PeopleSoft replaced the above statement in the version of this transcript that PeopleSoft filed with the SEC with the following: “Oracle’s tactics have created concern among many users, and that’s a problem for us. Fortunately, we’ve been able to overcome much of it and we expect that we will continue to be able to do so.” Exhibit (a)(52) to Amendment No. 8 to PeopleSoft’s 14D-9, filed on September 11, 2003. Remarkably,

PeopleSoft’s public filing notes that this language “ha[s] been corrected to reflect the intended meaning of the speaker.” Id. (emphasis added).

68. Further indicating that PeopleSoft has not in fact suffered any harm as a result of the tender offer, Conway continued on September 4, 2003, “So, I don’t see [the Tender Offer] as a disruptive factor regardless of how many times it’s being extended and certainly our financial projections are not based on any kind of fear or apprehension that could be an impact.” Id. Thus, PeopleSoft itself has acknowledged that Oracle’s Tender Offer has only helped PeopleSoft’s business at the same time that it was flagrantly and egregiously erecting defensive measures intended to entrench the current directors and repel Oracle’s Tender Offer at any cost.

69. PeopleSoft has further said that the CAP Offers are being volunteered by the company, rather than reluctantly granted in response to customer demands. In the words of PeopleSoft’s CFO Kevin Parker, “[i]t is not a negotiating activity that goes on with the customers and so it’s not having a material impact I think it is fair to say, that [the CAP Offers] [are] a standard part of our contractual language at this point . . . [They] [are] included in virtually every contract, license [sic] that we signed during the course of the quarter. It is not something that we negotiate. Everyone has the same total. The impact in terms of incremental sales was non-existent.” Q3 2003 Transcript (alterations supplied). This approach is consistent with PeopleSoft’s managers’ and directors’ apparent attitude that the shareholders’ money can be freely given away, so long as there is no impact on their own jobs.

70. In addition, it is clear that the CAP Offers are intended not only to make the company immune to any change of control but in particular to foreclose any possibility that Oracle’s proposal to stockholders could succeed. This is borne out, for example, by the timing of the three offers: each offer was made while an Oracle offer was pending, expired on the date of the pending Tender Offer’s expiration (or, in the case of the Revised CAP and the Second Revised CAP, on “the date Oracle Corporation announces its withdrawal of its tender offer,” if that should come earlier), and announced to stockholders only after the offer allegedly had concluded (thus denying them any opportunity to voice concerns as to the transfer of stockholder value).

71. In short, the CAP Offers are but another desperate measure by PeopleSoft’s current board to hold on to their current positions, regardless of the costs to PeopleSoft’s stockholders. The CAP Offers are wasteful defensive measures that are vastly disproportionate to any reasonably perceived threat posed by the Tender Offer. Furthermore, the Revised CAP constitutes intentional interference with the stockholder franchise, and a coercive and preclusive defensive measure. The PeopleSoft Board’s desperate efforts to “clarify” contracts containing the Revised CAP after the fact have exposed the company to significant potential litigation liabilities by increasing the possibility that the company will need to reverse its previous recognition of revenues from these deals. As such, implementation of the CAP Offers was a breach of the directors’ fiduciary duties.

PeopleSoft’s Stock Repurchase Program.

72. On September 4, 2003, PeopleSoft announced that the PeopleSoft Board had approved a stock repurchase program (the “Stock Repurchase Program”), authorizing PeopleSoft to spend as much as $350 million of the company’s cash reserves to repurchase shares of the company’s common stock. According to Dow Jones reports, by December 2, 2003, PeopleSoft had completed the program, spending the full authorized amount of $350 million to acquire 16.5 million shares. Dow Jones, “PeopleSoft’s Buyback – 2: Repurchased $350 Million Worth of Stock,” December 2, 2003.

73. In this same time frame, PeopleSoft insiders, Craig Conway, David Duffield, Anne Jordan, Guy Dubois, Ram Gupta, Michael Gregoire, Nanci Caldwell, Kevin Parker and Phil Wilmington were each disposing of their personal holdings of PeopleSoft stock, totaling

894,380 shares. Amendment No. 10; Amendment No. 11. These sales include 591,496 shares of PeopleSoft stock sold by David Duffield on October 27, 2003, the same day that PeopleSoft repurchased 1.7 million shares; and 200,000 shares of PeopleSoft stock sold by Craig Conway on October 30, 2003, one day before PeopleSoft repurchased 1.3 million shares. Amendment No. 10.

74. If these insiders had sold their stock in the absence of a simultaneous Stock Repurchase Program, PeopleSoft’s management’s percentage ownership of PeopleSoft stock would have decreased. By authorizing the Stock Repurchase Program and timing those repurchases and the executive stock sales to occur simultaneously, the Director Defendants have allowed PeopleSoft’s management to do exactly what they have advised PeopleSoft’s stockholders not to do (sell the stock) without causing a net decrease in the proportion of the stock that is held by PeopleSoft insiders. Thus, the Stock Repurchase Program is yet another example of the Director Defendants’ desperate attempts to block Oracle’s Tender Offer at the expense of PeopleSoft’s stockholders, in this case by expending corporate funds to cover executive sales that would otherwise have diluted management’s voting power and to prop up PeopleSoft’s stock price while the Tender Offer remains open. As such, its implementation was a violation of the Director Defendants’ fiduciary duty of loyalty, and the Stock Repurchase Program is an additional, unreasonable defensive measure.

PeopleSoft’s Bylaw Amendment

75. On November 5, 2003, in a move that was once again intended to entrench the incumbent directors, interfere with the stockholder franchise and frustrate Oracle’s announced intentions with respect to PeopleSoft, the PeopleSoft Board approved an amendment to PeopleSoft’s bylaws designed to make it more difficult for a challenger to nominate a new slate of directors to PeopleSoft’s board. This announcement came just one month after news articles reported that Oracle had begun plans to nominate a new slate of directors to replace the current PeopleSoft board. The amendment increases the requirement for minimum advance notice of stockholder nominations to the PeopleSoft board already provided in Article II, Section 2.15 of PeopleSoft’s bylaws from 20 days before the date of the next stockholders meeting to 120 days. Exhibit (e)(9) to Amendment No. 11. This amendment has the purpose and effect of creating a further barrier to stockholders’ exercise of their franchise to nominate and elect new board members. In particular, it decreases by a matter of over three months the amount of time that Oracle or any other stockholder has to nominate an alternative slate of directors. As such, it is another unreasonable defensive measure implemented by the Defendant Directors in violation of their fiduciary duties to PeopleSoft’s stockholders.

IRREPARABLE INJURY

76. The PeopleSoft Board’s refusal to accept the substantial benefits of the Proposed Acquisition by these means is motivated by the Director Defendants’ wrongful desire to entrench themselves in office.

77. Indeed, because the Proposed Acquisition threatens the incumbency of the PeopleSoft Board, Plaintiffs believe that PeopleSoft will continue to take actions to frustrate the completion of the Tender Offer and the Proposed Acquisition. Any such manipulations of the corporate machinery having the effect of hindering the ability of PeopleSoft’s stockholders to maximize their wealth would merely serve to perpetuate the PeopleSoft Board’s control over the business. Such actions would clearly constitute unlawful entrenchment by the Director Defendants in violation of their fiduciary duties under Delaware law, to the irreparable injury of PeopleSoft’s stockholders. The actions complained of herein threaten to deprive Oracle of the opportunity to proceed with its tender offer and to nominate and elect a new slate of directors. The loss of these opportunities, which are unique, constitutes irreparable harm which can not be adequately remedied later.

78. The unlawful actions of the PeopleSoft Board, including its failure to accept the Proposed Acquisition, its failure to render the Rights Plan inapplicable to the Tender Offer, its failure to exempt the Tender Offer from Section 203, its entering into the Amended J.D. Edwards Merger Agreement, its implementation of the Stock Repurchase Program, its amendment of the stockholder nomination notice provision in the bylaws and its initiation, extensions and expansions of the CAP Offers, are preventing PeopleSoft’s stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft’s stockholders irreparable harm. Indeed, the PeopleSoft Board’s use of the CAP Offers imposes an increasing financial burden on the company, is coercive of the stockholder franchise, reduces the amount Oracle or any other potential acquirer would pay for PeopleSoft and at some point will be deal preclusive. Due to the nature of the agreements under these programs and the intervening rights of third parties, it is unlikely that these breaches of fiduciary duty may be adequately remedied absent injunctive relief. Further, Oracle is suffering irreparable harm as a result of the PeopleSoft Board’s conduct and the inability of PeopleSoft’s stockholders to receive the Tender Offer. The chance to acquire PeopleSoft represents a unique opportunity, and the loss of this opportunity constitutes irreparable harm. Unless the PeopleSoft Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost. The injury to Plaintiffs will not be compensable in money damages and Plaintiffs have no adequate remedy at law.

COUNT I

(Breach of Fiduciary Duty: Entrenchment)

79. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 77 as if fully set forth herein.

80. The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith, and have failed from the outset to meet those duties.

81. The Tender Offer is non-coercive and non-discriminatory, it is fair to PeopleSoft stockholders, it poses no threat to PeopleSoft’s corporate policy and effectiveness, and it represents a substantial premium over the market price of PeopleSoft’s stock prior to the public announcement of the Tender Offer.

82. The Director Defendants have and are continuing to breach the fiduciary duties owed PeopleSoft’s stockholders by refusing to accept the Tender Offer, or otherwise negotiate with respect to it, and by adopting the defensive measures detailed above. Such efforts to frustrate the completion of the Tender Offer serve no legitimate purpose, and are not reasonable responses to the Proposed Acquisition, which poses no threat to the interests of PeopleSoft’s stockholders or to PeopleSoft’s corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to PeopleSoft’s stockholders under applicable Delaware law.

83. The unlawful actions of the PeopleSoft Board are preventing PeopleSoft’s stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft’s stockholders irreparable harm. Unless the PeopleSoft Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost.

84. Plaintiffs have no adequate remedy at law.

COUNT II

(Breach Of Fiduciary Duty: Failure To Act With Due Care)

85. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 83 as if fully set forth herein.

86. The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

87. The Tender Offer is non-coercive and non-discriminatory, is fair to PeopleSoft’s stockholders, it poses no threat to PeopleSoft’s corporate policy and effectiveness, and it represents a substantial premium over the market price of PeopleSoft’s stock prior to the public announcement of the Tender Offer.

88. Notwithstanding, the Director Defendants prejudged the Tender Offer and summarily rejected the Tender Offer without adequately informing themselves of the merits of the Proposed Acquisition. The Director Defendants’ summary rejection of the Tender Offer constituted gross negligence and an abandonment of the Director Defendants’ fiduciary obligations. Furthermore, the Director Defendants hastily adopted defensive measures that are not responsive to any threat posed by the Tender Offer, serve no legitimate business purpose and expose the corporation to significant liability. The actions of the Director Defendants are in breach of the fiduciary duties owed to PeopleSoft’s stockholders under applicable Delaware law.

89. Plaintiffs have no adequate remedy at law.

COUNT III

(Violation of Section 141 and Ultra Vires)

90. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 88 as if fully set forth herein.

91. The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

92. Under 8 Del. C. § 141 (“Section 141”), the board of directors has a continuing duty to oversee, manage and direct the business and affairs of the corporation as circumstances evolve. By implementing the CAP Offers, the Director Defendants have impermissibly restricted their own and any future board’s authority to manage PeopleSoft under Section 141 and the board’s concomitant fiduciary duties.

93. Plaintiffs have no adequate remedy at law.

COUNT IV

(Intentional Interference With The Stockholder Franchise)

94. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 92 as if fully set forth herein.

95. The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

96. The Director Defendants have taken action for the primary purpose of impeding the free exercise of the stockholder franchise, including the implementation of the Revised CAP and the amendment of the advance notice bylaw. The Defendant Directors have not and cannot offer a compelling justification for such interference with the stockholder franchise.

97. Plaintiffs have no adequate remedy at law.

COUNT V

(Declaratory And Injunctive Relief: Takeover Defenses)

98. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 96 as if fully set forth herein.

99. The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

100. The Tender Offer is non-coercive and non-discriminatory, is fair to PeopleSoft’s stockholders, it poses no threat to PeopleSoft’s corporate policy and effectiveness, and it represents a substantial premium over the market price of PeopleSoft’s stock prior to the public announcement of the Tender Offer.

101. Adoption of any defensive measures against the Tender Offer or the Proposed Merger, or that would prevent a future board of directors from exercising its fiduciary duties, including, but not limited to, amendments to the Rights Plan, further amendments to PeopleSoft’s bylaws, the initiation of unreasonable rebate programs (such as the CAP Offers), repurchasing the company’s stock, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control would be a breach of the Director Defendants’ fiduciary duties to PeopleSoft’s stockholders.

102. Plaintiffs have no adequate remedy at law.

COUNT VI

(Breach Of Fiduciary Duty: Duty of Candor and Denial Of Stockholder Vote)

103. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 101 as if fully set forth herein.

104. The Director Defendants owe PeopleSoft’s stockholders the highest fiduciary duties of candor, honesty and full disclosure.

105. The Defendant Directors have failed to disclose and/or have made misleading partial disclosures as to the true rationale for entering into the Amended J.D. Edwards Merger Agreement and the true financial performance of the company since consummation of the merger with J.D. Edwards. The Director Defendants further failed to make timely or sufficient disclosures to its stockholders regarding its initiation or extension of each of the CAP Offers. By these actions, the Director Defendants have breached their duties of candor, honesty and disclosure to PeopleSoft’s stockholders.

106. Plaintiffs have no adequate remedy at law.

COUNT VII

(Breach of Fiduciary Duty: Waste)

107. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 105 as if fully set forth herein.

108. The Director Defendants owe PeopleSoft’s stockholders the highest duties of care, loyalty and good faith.

109. The Director Defendants have and are continuing to breach the fiduciary duties owed to PeopleSoft’s stockholders by engaging in actions that constitute waste of PeopleSoft’s corporate assets, including entering into the Amended Merger Agreement; the approval of the CAP Offers; and the stock repurchase program.

110. Plaintiffs have no adequate remedy at law.

WHEREFORE, Plaintiffs respectfully request that this Court:

a. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by entering into the Amended J.D. Edwards Merger Agreement;

b. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by causing PeopleSoft to initiate and implement the CAP Offers;

c. declare that the Revised CAP is coercive and infringes on the shareholder franchise;

d. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer;

e. compel PeopleSoft and its Director Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

f. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Acquisition;

g. compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

h. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by authorizing and implementing the Stock Repurchase Program;

i. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by amending the bylaw’s requirement for advance notice of stockholder nominations;

j. declare that the Director Defendants have breached their fiduciary obligations to PeopleSoft’s stockholders under Delaware law by failing to provide adequate disclosures to stockholders with respect to the Amended J.D. Edwards Merger Agreement, the financial performance of PeopleSoft since the merger with J.D. Edwards was consummated and its initiation and extension of the CAP Offers;

k. temporarily, preliminarily and permanently enjoin PeopleSoft, its employees, agents and all persons acting on its behalf or in concert with it from (i) continuing, extending or expanding the CAP Offers; (ii) taking any action to purchase additional stock under the Stock Repurchase Program; (iii) taking any action with respect to the Rights Plan, except to redeem the Rights or render the Rights Plan inapplicable to the Tender Offer; and (iv) adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Tender Offer or the efforts of Oracle to acquire control of PeopleSoft;

l. temporarily, preliminarily and permanently enjoin defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan or Section 203 in any other court;

m. declare that the adoption of any further measures that have the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger or the Proposed Acquisition, constitute a breach of the Director Defendants’ fiduciary duties;

n. enjoin PeopleSoft and the Director Defendants from adopting any measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, or the Proposed Merger, including, but not limited to, amendments to the Rights Plan, amendments to PeopleSoft’s bylaws, the initiation or extension of unreasonable rebate programs (such as the CAP Offers), stock repurchase programs, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control;

o. award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

p. grant Plaintiffs such other and further relief as this Court may deem just and proper.

OF COUNSEL:
Michael P. Carroll Joel M. Cohen Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Allen M. Terrell, Jr. (#709)

Daniel A. Dreisbach (#2583)

Brock E. Czeschin (#3938)

James H. McMackin, III (#4282)

Richards, Layton & Finger, P.A.

One Rodney Square

P. O. Box 551

Wilmington, DE 19899

(302) 651-7700

Attorneys for Plaintiffs

Dated: December 8, 2003

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